FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of January 2007

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



January 30, 2007


--------------------------------------------------------------------------------

[GRAPHIC APPEARS HERE]
                                                               January 30, 2007

                               QUARTERLY REPORT

                     Third Quarter Ended December 31, 2006
      (Results for the Period from October 1, 2006 to December 31, 2006)

PERFORMANCE OUTLINE (CONSOLIDATED)

(1) Three Months Ended December 31, 2006 and 2005

                                                                                 (Billions of yen)
--------------------------------------------------------------------------------------------------
                                                      Three months ended Three months ended
                                                      December 31, 2006  December 31, 2005  Change
--------------------------------------------------------------------------------------------------
 Domestic sales                                              236.8              229.5         3.1%
 Overseas sales                                              268.8              244.8         9.8%
Net sales                                                    505.7              474.4         6.6%
Gross profit                                                 219.3              200.1         9.6%
Operating income                                              48.6               36.3        33.7%
Income from continuing operations before income taxes         48.7               38.0        28.3%
Net income                                                    31.2               23.0        35.9%
--------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                                     117.82             117.24        0.58
Exchange rate (Yen/EURO)                                    151.92             139.41       12.51
--------------------------------------------------------------------------------------------------
Net income per share (yen)                                   42.83              31.34       11.49
Net income per share-diluted (yen)                           42.66                 --          --
--------------------------------------------------------------------------------------------------
Capital expenditures                                          17.6               21.2        -3.6
Depreciation for tangible fixed assets                        18.2               17.6         0.6
R&D expenditures                                              27.9               27.2         0.7
--------------------------------------------------------------------------------------------------

(2) Nine Months Ended December 31, 2006, 2005 and Year Ending March 31, 2007

                                                                                                      (Billions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                                      Nine months ended Nine months ended          Year ending
                                                      December 31, 2006 December 31, 2005         March 31, 2007
                                                          (Results)         (Results)     Change    (Forecast)   Change
-----------------------------------------------------------------------------------------------------------------------
 Domestic sales                                              729.3             707.3         3.1%    1,002.0       3.7%
 Overseas sales                                              763.3             686.9        11.1%    1,065.0      12.9%
Net sales                                                  1,492.6           1,394.3         7.0%    2,067.0       8.3%
Gross profit                                                 627.2             585.8         7.1%      858.3       8.0%
Operating income                                             121.8             101.4        20.1%      172.0      15.8%
Income from continuing operations before income taxes        123.0             105.5        16.6%      170.0      11.3%
Net income                                                    83.2              65.8        26.5%      107.5      10.8%
-----------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                                     116.21            112.04        4.17      115.91      2.65
Exchange rate (Yen/EURO)                                    147.97            136.92       11.05      147.22      9.36
-----------------------------------------------------------------------------------------------------------------------
Net income per share (yen)                                  114.18             89.74       24.44      147.36     15.03
Net income per share-diluted (yen)                          114.01                --          --      146.20        --
-----------------------------------------------------------------------------------------------------------------------
Total assets                                               2,205.5           1,990.8       214.7          --        --
Shareholders' equity                                       1,036.1             929.5       106.6          --        --
Interest-bearing debt                                        468.0             397.4        70.5          --        --
-----------------------------------------------------------------------------------------------------------------------
Equity ratio (%)                                              47.0              46.7         0.3          --        --
-----------------------------------------------------------------------------------------------------------------------
Shareholders' equity per share (yen)                      1,420.31          1,265.83      154.48          --        --
-----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                          73.5              90.9       -17.3          --        --
Cash flows from investing activities                         -60.6             -91.2        30.6          --        --
Cash flows from financing activities                          63.6             -32.0        95.7          --        --
Cash and cash equivalents at end of period                   269.3             154.8       114.5          --        --
-----------------------------------------------------------------------------------------------------------------------
Capital expenditures                                          56.8              79.4       -22.6        82.0     -20.0
Depreciation for tangible fixed assets                        52.0              48.7         3.2        72.0       4.5
R&D expenditures                                              84.4              82.1         2.2       120.0       9.6
-----------------------------------------------------------------------------------------------------------------------

                              RICOH COMPANY, LTD.

* As a result of the sale of a business, the operating results and cash flows from the discontinued operations have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

* Ricoh has no dilutive securities outstanding as of December 31, 2005 and there is no difference between bases and diluted net income per share. Therefore net income per share-diluted for the three months and nine months ended December 31, 2005 are omitted.

* Ricoh bases the forecast estimates for the year ending March 31, 2007 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

                                      1

PERFORMANCE

* Overview

Consolidated net sales of Ricoh group for the third quarter of fiscal year 2007 (the three months period from October 1 to December 31, 2006) increased by 6.6% as compared to the previous corresponding period, to Yen 505.7 billion.
During this quarter, the average yen exchange rates were Yen 117.82 against the U.S. dollar (down Yen 0.58) and Yen 151.92 against the Euro (down Yen 12.51). Net sales would have increased by 4.0% excluding impact of such foreign currency exchange fluctuations.

As for Japan, sales of color PPCs (plain paper copiers), color MFPs (multifunctional printers) and laser printers increased. Sales of support and service related to solution business continued to perform well. Meanwhile, sales of monochrome PPCs and MFPs decreased as compared to the previous corresponding period due to a shift in customer demand to color products. Sales in Industrial Products were almost the same as the previous corresponding period. Sales in Other, including digital cameras increased. As a result, domestic net sales increased by 3.1% as compared to the previous corresponding period.

As for overseas, the increase in sales of PPCs, MFPs, and laser printers, especially color products contributed to the favorite performance in each geographic area. As a result, net sales in overseas increased by 9.8% as compared to the previous corresponding period. Excluding effects of foreign currency fluctuations, net sales in overseas would have increased by 4.8% as compared to the previous corresponding period.

Gross profit increased by 9.6% as compared the previous corresponding period. Gross profit as percentage of net sales increased as compared the previous corresponding period to 43.4%. This increase in gross profit primarily reflects increase in sales of value-added high-margin products such as new color products in each geographic area. Ricoh incurred large amount of strategic expenses related to (1) research and development activities, (2) enhancement of its sales and marketing organization structure and (3) investments in information technologies in connection with development of its core operating systems. Although selling, general and administrative expenses (SGA) increased by 4.2% as compared to the previous corresponding period, SGA as percentage of net sales decreased as compared to the previous corresponding period to 33.8%. As a result, operating income increased by 33.7% as compared to the previous corresponding period, to Yen 48.6 billion.

As for other (income) expenses, both interest income and expenses increased due to rise in interest rate. Net effect of interest income and expenses on profit was the almost same as the previous corresponding period. Other (income) expenses decreased, since the foreign currency exchange gain and other, net in the previous corresponding period was higher relatively. As a result, income from continuing operations before income taxes increased by 28.3% as compared to the previous corresponding period, to Yen 48.7 billion.

As for provision for income taxes, effective tax rate in this quarter decreased as compared to the previous corresponding period, due to the temporal recognition of deferred income tax accompanied with integration of group companies in the previous corresponding period. An increase in minority interests in earnings of subsidiaries and equity in earnings of affiliates were due to increase in income of subsidiaries and affiliates. As a result, net income from continuing operations increased by 38.3% as compared to the previous corresponding period, to Yen 31.2 billion and net income increased by 35.9% as compared to the previous corresponding period, to Yen 31.2 billion.

                                      2

* Condiftions by Product Line

Office Solutions (Sales up 6.7% to Yen 435.3 billion)
------------------------------------------------------

Net sales in the Imaging Solutions as our core business increased as compared to the previous corresponding period due primarily to increase in sales of color PPCs, color MFPs and laser printers in Japan and overseas. Net sales in Network System Solutions are almost the same as the previous corresponding period due to the increase in sales of support and services mainly in Japan. As a result, net sales in the Office Solutions increased by 6.7% as compared to the previous corresponding period, to Yen 435.3 billion.

   Imaging Solutions (Sales up 7.4% to Yen 394.3 billion)
   -------------------------------------------------------

    - Sales of color PPCs and color MFPs increased due primarily to introduction of new products in all geographic regions such as Japan, the Americas, Europe and Other.

    - In Japan, the decrease in monochrome PPCs and monochrome MFPs was sufficiently offset by the increase in sales of color products due to a shift in customer demand to color products. In overseas, the increase in sales of monochrome PPCs and monochrome MFPs contributed to the increase in overall sales of PPCs and MFPs.

    - While the growth of sales of color and monochrome products differed from region to region, overall sales of laser printers increased.

   Network System Solutions (Sales up 0.4% to Yen 40.9 billion)
   -------------------------------------------------------------

    - Net sales in Network System Solutions are the almost the same as the previous corresponding period due to the increase in sales of support and services mainly in Japan and almost the same as the PC and servers.

On the whole, operating income in this segment increased by 20.2% as compared to the previous corresponding period, to Yen 61.7 billion, since the increase in sales and introduction of new products offset the large amount of strategic expenses. Operating income as a percentage of net sales increased by 1.6 percentage points as compared to the previous corresponding period to 14.2%.

Industrial Products (Sales up 2.9% to Yen 30.5 billion)
--------------------------------------------------------

Net sales in the Industrial Products increased by 2.9% as compared to the previous corresponding period, to Yen 30.5 billion. While sales in the optical equipment business decreased as compared to the previous corresponding period due primarily to sluggish demand, such decrease in sales in optical equipment business was sufficiently offset by the increase in sales in thermal media, electric component, semiconductor and measuring equipment businesses. As a result, operating income in this segment was improved to Yen 0.6 billion from the operating loss Yen 0.7 billion in the previous corresponding period.

Other (Sales up 8.3% to Yen 39.8 billion)
------------------------------------------

Net sales in the Other increased by 8.3% as compared to the previous corresponding period, to Yen 39.8 billion due mainly to the favorite performance of lease business. The operating income in this segment decreased to Yen 0.2 billion. This decrease was due to the sale of non-core business in the previous corresponding period.

* Cash Flows (Nine months ended December 31, 2006)

Net cash provided by operating activities decreased by Yen 17.3 billion as compared to the previous corresponding period, to Yen 73.5 billion. Although the total of net income and depreciation increased and the balance of trade receivables slightly decreased as compared to the end of the preceding fiscal year, the balance of inventories increased as compared to the end of the preceding fiscal year.

Net cash used in investing activities decreased by Yen 30.6 billion to Yen
60.6 billion, due to the decrease in capital investment. In the previous corresponding period Ricoh made large capital investments to the key R&D facilities. Ricoh received the cash inflows from the sale of the content delivery service business.

As a result, free cash flows generated by operating and investing activities increased by Yen 13.2 billion as compared to the previous corresponding period, to Yen 12.9 billion.

Net cash provided by financing activities was Yen 63.6 billion due primarily to the proceeds from issuance of the convertible bonds (Yen 55.2 billion, issued on December 7, 2006).

As a result, cash and cash equivalents at the end of this third quarter increased by Yen 82.3 billion as compared to the end of the preceding fiscal year, to Yen 269.3 billion.

                                      3

* Forecast for the entire fiscal year

Net sales for fiscal year 2007 is forecasted same as announced in October 2006, which results from net of its decreasing domestic sales and its increasing overseas sales, and gross profit operating income, income from continuing operations and net income are revised upward, based on the result of the third quarter's performance, the latest competition and currency rate. Exchange rate of Yen 115.0 against the U.S. dollar and of Yen 145.00 in the fourth quarter are assumed.

Almost all necessary procedures for the acquisition of European business from Danka Business Systems PLC (announced on October 12, 2006) have been taken. In near future, this acquisition will be completed.

Influence of the formation (planned in the next April to June) of a joint venture with IBM Corporation on the Ricoh's performance for fiscal year 2007 will be immaterial, as announced on January 25, 2007.

Our performance forecasts for fiscal 2007 are as follows:

Exchange rate assumptions for the fiscal year ending March 31, 2007

US$ 1   = Yen 115.91(Yen 113.26 in previous fiscal year)

EURO 1  = Yen 147.22(Yen 137.86 in previous fiscal year)

                                                                         (Billions of yen)
------------------------------------------------------------------------------------------
                                                       Year ending     Year ended
                                                      March 31, 2007 March 31, 2006
                                                        (Forecast)     (Results)    Change
------------------------------------------------------------------------------------------
 Domestic sales                                          1,002.0          966.2       3.7%
 Overseas sales                                          1,065.0          943.0      12.9%
Net sales                                                2,067.0        1,909.2       8.3%
Gross profit                                               858.3          795.0       8.0%
Operating income                                           172.0          148.5      15.8%
Income from continuing operations before income taxes      170.0          152.7      11.3%
Net income                                                 107.5           97.0      10.8%
------------------------------------------------------------------------------------------

* As a result of the sale of a business, the operating results and cash flows from the discontinued operations have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

* In accordance with Japanese regulations, Ricoh has issued forecast for its financial results for the fiscal year ending March 31, 2007. These forecast are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties.

                                      4

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES

FINANCIAL HIGHLIGHTS FOR THE THIRD QUARTER ENDED DECEMBER 31, 2006 (U.S. GAAP FINANCIAL INFORMATION)

1. ITEMS RELATING TO THIRD QUARTER FINANCIAL STATEMENTS

(1)No change in accounting method has been made.

(2)Change relating to the scale of consolidation and the application of the equity method:

   Consolidated subsidiaries: 5 additions; 2 removals

   Companies accounted for by the equity method: 2 removals

2. RESULTS FOR THE PERIOD FROM OCTOBER 1, 2006 TO DECEMBER 31, 2006

(1) Operating Results

                                                                                         (Millions of yen)
----------------------------------------------------------------------------------------------------------
                                                      Three months ended Three months ended   Year ended
                                                      December 31, 2006  December 31, 2005  March 31, 2006
----------------------------------------------------------------------------------------------------------
Net sales                                                  505,712            474,479         1,909,238
   (% change from the previous corresponding period)           6.6                7.3               5.6
Operating income                                            48,652             36,399           148,584
   (% change from the previous corresponding period)          33.7               -3.7              13.3
Income from continuing operations before income taxes       48,791             38,020           152,766
   (% change from the previous corresponding period)          28.3               12.6              16.6
Net income                                                  31,252             23,000            97,057
   (% change from the previous corresponding period)          35.9                3.5              16.7
Net income per share-basic (yen)                             42.83              31.34            132.33
Net income per share-diluted (yen)                           42.66                 --                --
----------------------------------------------------------------------------------------------------------

Note: Equity in earnings of affiliates: Yen 910 million (Yen 762 million in previous corresponding period)

(2) Financial Position

                                                                            (Millions of yen)
---------------------------------------------------------------------------------------------
                                           December 31, 2006 December 31, 2005 March 31, 2006
---------------------------------------------------------------------------------------------
Total assets                                   2,205,546         1,990,802       2,041,183
Shareholders' equity                           1,036,129           929,508         960,245
Equity ratio (%)                                    47.0              46.7            47.0
Equity per share (yen)                          1,420.31          1,265.83        1,316.21
---------------------------------------------------------------------------------------------

Cash Flows
                                                                            (Millions of yen)
---------------------------------------------------------------------------------------------
                                           Nine months ended Nine months ended   Year ended
                                           December 31, 2006 December 31, 2005 March 31, 2006
---------------------------------------------------------------------------------------------
Cash flows from operating activities              73,548            90,940         173,479
Cash flows from investing activities             -60,610           -91,247        -120,051
Cash flows from financing activities              63,675           -32,063         -59,989
Cash and cash equivalents at end of period       269,361           154,840         187,055
---------------------------------------------------------------------------------------------

3. FORECAST OF OPERATING RESULTS FROM APRIL 1, 2006 TO MARCH 31, 2007

                                                                             (Millions of yen)
----------------------------------------------------------------------------------------------
Net sales                                                        2,067,000
Operating income                                                   172,000
Income before income taxes                                         170,000
Net income                                                         107,500
----------------------------------------------------------------------------------------------

Note: Net income per share (Consolidated) Yen 147.36

Notes:

* As a result of the sale of a business, the operating results and cash flows from the discontinued operations have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

* In accordance with Japanese regulations, Ricoh has issued forecast for its financial results for the fiscal year ending March 31, 2007. These forecast are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties.


                                      5

CONSOLIDATED PERFORMANCE

1. CONSOLIDATED STATEMENTS OF INCOME

(Three months ended December 31, 2006 and 2005)                                                          (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                                                         Three months ended Three months ended
                                                                         December 31, 2006  December 31, 2005  Change  %
--------------------------------------------------------------------------------------------------------------------------
Net sales                                                                        505,712            474,479    31,233  6.6
Cost of sales                                                                    286,344            274,312    12,032  4.4
   Percentage of net sales (%)                                                      56.6               57.8
Gross Profit                                                                     219,368            200,167    19,201  9.6
   Percentage of net sales (%)                                                      43.4               42.2
Selling, general and administrative expenses                                     170,716            163,768     6,948  4.2
   Percentage of net sales (%)                                                      33.8               34.5
Operating income                                                                  48,652             36,399    12,253 33.7
   Percentage of net sales (%)                                                       9.6                7.7
Other (income) expense
 Interest and dividend income                                                      1,465                887       578 65.2
   Percentage of net sales (%)                                                       0.3                0.2
 Interest expense                                                                  1,885              1,450       435 30.0
   Percentage of net sales (%)                                                       0.4                0.3
 Other, net                                                                         -559             -2,184     1,625   --
   Percentage of net sales (%)                                                      -0.1               -0.4
Income from continuing operations before income taxes, equity income and
  minority interests                                                              48,791             38,020    10,771 28.3
   Percentage of net sales (%)                                                       9.6                8.0
Provision for income taxes                                                        17,104             15,190     1,914 12.6
   Percentage of net sales (%)                                                       3.3                3.2
Minority interests in earnings of subsidiaries                                     1,345                999       346 34.6
   Percentage of net sales (%)                                                       0.3                0.2
Equity in earnings of affiliates                                                     910                762       148 19.4
   Percentage of net sales (%)                                                       0.2                0.2
Income from continuing operations                                                 31,252             22,593     8,659 38.3
   Percentage of net sales (%)                                                       6.2                4.8
Income from discontinued operations, net of tax                                       --                407      -407   --
   Percentage of net sales (%)                                                        --                0.0
Net income                                                                        31,252             23,000     8,252 35.9
   Percentage of net sales (%)                                                       6.2                4.8
--------------------------------------------------------------------------------------------------------------------------
                Reference : Exchange rate
                     US$ 1                                                      Yen 117.82       Yen 117.24
                    EURO 1                                                      Yen 151.92       Yen 139.41

(Nine months ended December 31, 2006 and 2005 and Year ended March 31, 2006)                                (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                              Nine months ended Nine months ended                Year ended
                                                              December 31, 2006 December 31, 2005 Change   %   March 31, 2006
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                                           1,492,634         1,394,348   98,286   7.0      1,909,238
Cost of sales                                                         865,350           808,455   56,895   7.0      1,114,238
   Percentage of net sales (%)                                           58.0              58.0                          58.4
Gross Profit                                                          627,284           585,893   41,391   7.1        795,000
   Percentage of net sales (%)                                           42.0              42.0                          41.6
Selling, general and administrative expenses                          505,469           484,482   20,987   4.3        646,416
   Percentage of net sales (%)                                           33.8              34.7                          33.8
Operating income                                                      121,815           101,411   20,404  20.1        148,584
   Percentage of net sales (%)                                            8.2               7.3                           7.8
Other (income) expense
 Interest and dividend income                                           3,446             2,271    1,175  51.7          2,896
   Percentage of net sales (%)                                            0.2               0.2                           0.2
 Interest expense                                                       5,123             3,646    1,477  40.5          5,244
   Percentage of net sales (%)                                            0.3               0.3                           0.3
 Other, net                                                            -2,921            -5,493    2,572    --         -6,530
   Percentage of net sales (%)                                           -0.1              -0.4                          -0.3
Income from continuing operations before income taxes, equity
  income and minority interests                                       123,059           105,529   17,530  16.6        152,766
   Percentage of net sales (%)                                            8.2               7.6                           8.0
Provision for income taxes                                             42,984            39,202    3,782   9.6         56,165
   Percentage of net sales (%)                                            2.8               2.8                           2.9
Minority interests in earnings of subsidiaries                          4,226             3,689      537  14.6          4,185
   Percentage of net sales (%)                                            0.3               0.3                           0.2
Equity in earnings of affiliates                                        1,948             1,697      251  14.8          2,606
   Percentage of net sales (%)                                            0.1               0.1                           0.1
Income from continuing operations                                      77,797            64,335   13,462  20.9         95,022
   Percentage of net sales (%)                                            5.2               4.6                           5.0
Income from discontinued operations, net of tax                         5,500             1,532    3,968 259.0          2,035
   Percentage of net sales (%)                                            0.4               0.1                           0.1
Net income                                                             83,297            65,867   17,430  26.5         97,057
   Percentage of net sales (%)                                            5.6               4.7                           5.1
-----------------------------------------------------------------------------------------------------------------------------
                Reference : Exchange rate
                     US$ 1                                       Yen   116.21      Yen   112.04                  Yen   113.26
                    EURO 1                                       Yen   147.97      Yen   136.92                  Yen   137.86

Note:

* As a result of the sale of a business, the operating results from the discontinued operations have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

                                      6

2-1. CONSOLIDATED SALES BY PRODUCT CATEGORY

(Three months ended December 31, 2006 and 2005)                                (Millions of yen)
------------------------------------------------------------------------------------------------
                                                Three months ended Three months ended
                                                December 31, 2006  December 31, 2005  Change  %
------------------------------------------------------------------------------------------------
   [Office Solutions]
   Imaging Solutions                                    394,391            367,207    27,184 7.4
      Percentage of net sales (%)                          78.0               77.4
   Network System Solutions                              40,924             40,779       145 0.4
      Percentage of net sales (%)                           8.1                8.6
   Total Office Solutions                               435,315            407,986    27,329 6.7
      Percentage of net sales (%)                          86.1               86.0
------------------------------------------------------------------------------------------------
   [Industrial Products]
   Industrial Products                                   30,570             29,715       855 2.9
      Percentage of net sales (%)                           6.0                6.3
------------------------------------------------------------------------------------------------
   [Other]
   Other                                                 39,827             36,778     3,049 8.3
      Percentage of net sales (%)                           7.9                7.7
------------------------------------------------------------------------------------------------
   Grand Total                                          505,712            474,479    31,233 6.6
      Percentage of net sales (%)                         100.0              100.0
------------------------------------------------------------------------------------------------
                   Reference : Exchange rate
                        US$ 1                        Yen 117.82         Yen 117.24
                       EURO 1                        Yen 151.92         Yen 139.41

(Nine months ended December 31, 2006 and 2005 and Year ended March 31, 2006)               (Millions of yen)
------------------------------------------------------------------------------------------------------------
                                              Nine months ended Nine months ended               Year ended
                                              December 31, 2006 December 31, 2005 Change  %   March 31, 2006
------------------------------------------------------------------------------------------------------------
  [Office Solutions]
  Imaging Solutions                                 1,138,017         1,060,337   77,680  7.3      1,446,635
     Percentage of net sales (%)                         76.2              76.0                         75.8
  Network System Solutions                            135,388           133,930    1,458  1.1        190,593
     Percentage of net sales (%)                          9.1               9.7                         10.0
  Total Office Solutions                            1,273,405         1,194,267   79,138  6.6      1,637,228
     Percentage of net sales (%)                         85.3              85.7                         85.8
------------------------------------------------------------------------------------------------------------
  [Industrial Products]
  Industrial Products                                  98,826            88,174   10,652 12.1        120,636
     Percentage of net sales (%)                          6.6               6.3                          6.3
------------------------------------------------------------------------------------------------------------
  [Other]
  Other                                               120,403           111,907    8,496  7.6        151,374
     Percentage of net sales (%)                          8.1               8.0                          7.9
------------------------------------------------------------------------------------------------------------
  Grand Total                                       1,492,634         1,394,348   98,286  7.0      1,909,238
     Percentage of net sales (%)                        100.0             100.0                        100.0
------------------------------------------------------------------------------------------------------------
                  Reference : Exchange rate
                       US$ 1                     Yen   116.21      Yen   112.04                 Yen   113.26
                      EURO 1                     Yen   147.97      Yen   136.92                 Yen   137.86

Notes:

* As a result of the sale of a business, the operating results from the discontinued operations have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

* Each category includes the following product line:

Imaging Solutions        Digital PPCs, color PPCs, digital duplicators, facsimile machines, analog PPCs, diazo copiers, scanners, MFPs(multifunctional printers), laser printers and software
Network System Solutions Personal computers, servers, network systems and network related software
Industrial Products      Thermal media, optical equipment, semiconductor devices, electronic components and measuring equipment
Other                    Optical discs and digital cameras

                                      7

2-2. CONSOLIDATED SALES BY GEOGRAPHIC AREA

(Three months ended December 31, 2006 and 2005)                                 (Millions of yen)
-------------------------------------------------------------------------------------------------
                                                Three months ended Three months ended
                                                December 31, 2006  December 31, 2005  Change  %
-------------------------------------------------------------------------------------------------
   [Domestic]                                           236,817            229,594     7,223  3.1
    Percentage of net sales (%)                            46.8               48.4
   [Overseas]                                           268,895            244,885    24,010  9.8
    Percentage of net sales (%)                            53.2               51.6
      The Americas                                      105,785             98,176     7,609  7.8
        Percentage of net sales (%)                        20.9               20.7
      Europe                                            129,798            115,109    14,689 12.8
        Percentage of net sales (%)                        25.7               24.3
      Other                                              33,312             31,600     1,712  5.4
        Percentage of net sales (%)                         6.6                6.6
   Grand Total                                          505,712            474,479    31,233  6.6
    Percentage of net sales (%)                           100.0              100.0
-------------------------------------------------------------------------------------------------
                   Reference : Exchange rate
                        US$ 1                        Yen 117.82         Yen 117.24
                       EURO 1                        Yen 151.92         Yen 139.41

(Nine months ended December 31, 2006 and 2005 and Year ended March 31, 2006)               (Millions of yen)
------------------------------------------------------------------------------------------------------------
                                              Nine months ended Nine months ended               Year ended
                                              December 31, 2006 December 31, 2005 Change  %   March 31, 2006
------------------------------------------------------------------------------------------------------------
  [Domestic]                                          729,308           707,360   21,948  3.1        966,224
   Percentage of net sales (%)                           48.9              50.7                         50.6
  [Overseas]                                          763,326           686,988   76,338 11.1        943,014
   Percentage of net sales (%)                           51.1              49.3                         49.4
     The Americas                                     309,369           282,091   27,278  9.7        387,412
       Percentage of net sales (%)                       20.7              20.2                         20.3
     Europe                                           356,302           316,508   39,794 12.6        434,800
       Percentage of net sales (%)                       23.9              22.7                         22.8
     Other                                             97,655            88,389    9,266 10.5        120,802
       Percentage of net sales (%)                        6.5               6.4                          6.3
  Grand Total                                       1,492,634         1,394,348   98,286  7.0      1,909,238
   Percentage of net sales (%)                          100.0             100.0                        100.0
------------------------------------------------------------------------------------------------------------
                  Reference : Exchange rate
                       US$ 1                     Yen   116.21      Yen   112.04                 Yen   113.26
                      EURO 1                     Yen   147.97      Yen   136.92                 Yen   137.86

Note:

* As a result of the sale of a business, the operating results from the discontinued operations have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

                                      8

3. CONSOLIDATED BALANCE SHEETS

(December 31, 2006 and March 31, 2006)
Assets                                                                                             (Millions of yen)
--------------------------------------------------------------------------------------------------------------------
                                                                           December 31, 2006 March 31, 2006  Change
--------------------------------------------------------------------------------------------------------------------
Current Assets
   Cash and time deposits                                                            270,821         188,525  82,296
   Trade receivables                                                                 655,105         630,501  24,604
   Marketable securities                                                                 179             162      17
   Inventories                                                                       207,369         169,245  38,124
   Other current assets                                                               60,451          55,110   5,341
Total Current Assets                                                               1,193,925       1,043,543 150,382
Fixed Assets
   Tangible fixed assets                                                             268,572         268,243     329
   Finance receivables                                                               429,401         415,435  13,966
   Other Investments                                                                 313,648         313,962    -314
Total Fixed Assets                                                                 1,011,621         997,640  13,981
--------------------------------------------------------------------------------------------------------------------
Total Assets                                                                       2,205,546       2,041,183 164,363
--------------------------------------------------------------------------------------------------------------------
Note:
Contents of cash and time deposits:
   Cash and cash equivalents                                                         269,361         187,055
   Time deposits                                                                       1,460           1,470

Liabilities and Shareholders' Investment                                                           (Millions of yen)
--------------------------------------------------------------------------------------------------------------------
                                                                           December 31, 2006 March 31, 2006  Change
--------------------------------------------------------------------------------------------------------------------
Current Liabilities
   Trade payables                                                                    329,575         339,152  -9,577
   Short-term borrowings                                                             221,210         185,651  35,559
   Other current liabilities                                                         161,056         159,225   1,831
Total Current Liabilities                                                            711,841         684,028  27,813
Fixed Liabilities
   Long-term indebtedness                                                            246,836         195,626  51,210
   Accrued pension and severance costs                                                97,678          97,020     658
   Other fixed liabilities                                                            56,558          51,374   5,184
Total Fixed Liabilities                                                              401,072         344,020  57,052
--------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                                  1,112,913       1,028,048  84,865
--------------------------------------------------------------------------------------------------------------------
Minority Interest                                                                     56,504          52,890   3,614
--------------------------------------------------------------------------------------------------------------------
Shareholders' Investment
   Common stock                                                                      135,364         135,364      --
   Additional paid-in capital                                                        186,452         186,450       2
   Retained earnings                                                                 730,435         665,394  65,041
   Accumulated other comprehensive income (loss)                                      15,106           4,099  11,007
   Treasury stock                                                                    -31,228         -31,062    -166
Total Shareholders' Investment                                                     1,036,129         960,245  75,884
--------------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Investment                                     2,205,546       2,041,183 164,363
--------------------------------------------------------------------------------------------------------------------
Note: Other comprehensive income;
   Net unrealized holding gains (losses) on available-for-sale securities              6,235           8,928  -2,693
   Pension liability adjustments                                                      -6,579          -7,643   1,064
   Net unrealized gains (losses) on derivative instruments                               -36             157    -193
   Cumulative translation adjustments                                                 15,486           2,657  12,829

                Reference: Exchange rate                                   December 31, 2006  March 31, 2006
                     US$ 1                                                     Yen    119.11   Yen    117.47
                    EURO 1                                                     Yen    156.50   Yen    142.81


                                      9

4. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

Nine months ended December 31, 2006                                                                    (Millions of yen)
------------------------------------------------------------------------------------------------------------------------
                                                                                     Accumulated
                                                                Additional              other                  Total
                                                        Common   paid-in   Retained comprehensive Treasury Shareholders'
                                                        stock    capital   earnings income (loss)  stock    Investment
------------------------------------------------------------------------------------------------------------------------
Beginning balance                                       135,364  186,450   665,394       4,099    -31,062      960,245
------------------------------------------------------------------------------------------------------------------------
Gain on disposal of treasury stock                                     2                                             2
Dividends declared and approved                                            -18,256                             -18,256
Comprehensive income (loss)
   Net income                                                               83,297                              83,297
   Net unrealized holding losses on available-for-sale
     securities                                                                         -2,693                  -2,693
   Pension liability adjustments                                                         1,064                   1,064
   Net unrealized losses on derivative instruments                                        -193                    -193
   Cumulative translation adjustments                                                   12,829                  12,829
------------------------------------------------------------------------------------------------------------------------
   Total comprehensive income (loss)                                                                            94,304
------------------------------------------------------------------------------------------------------------------------
Purchase of treasury stock, net                                                                      -166         -166
------------------------------------------------------------------------------------------------------------------------
Ending balance                                          135,364  186,452   730,435      15,106    -31,228    1,036,129
========================================================================================================================

Nine months ended December 31, 2005                                                                    (Millions of yen)
------------------------------------------------------------------------------------------------------------------------
                                                                                     Accumulated
                                                                Additional              other                  Total
                                                        Common   paid-in   Retained comprehensive Treasury Shareholders'
                                                        stock    capital   earnings income (loss)  stock    Investment
------------------------------------------------------------------------------------------------------------------------
Beginning balance                                       135,364  186,551   584,515     -21,963    -21,469      862,998
------------------------------------------------------------------------------------------------------------------------
Loss on disposal of treasury stock                                  -101                                          -101
Dividends declared and approved                                            -16,178                             -16,178
Comprehensive income (loss)
   Net income                                                               65,867                              65,867
   Net unrealized holding gains on available-for-sale
     securities                                                                          3,064                   3,064
   Pension liability adjustments                                                           699                     699
   Net unrealized losses on derivative instruments                                         -50                     -50
   Cumulative translation adjustments                                                   12,634                  12,634
                                                                                                             -----------
   Total comprehensive income (loss)                                                                            82,214
                                                                                                             -----------
Purchase of treasury stock, net                                                                       575          575
------------------------------------------------------------------------------------------------------------------------
Ending balance                                          135,364  186,450   634,204      -5,616    -20,894      929,508
========================================================================================================================

Year ended March 31, 2006                                                                              (Millions of yen)
------------------------------------------------------------------------------------------------------------------------
                                                                                     Accumulated
                                                                Additional              other                  Total
                                                        Common   paid-in   Retained comprehensive Treasury Shareholders'
                                                        stock    capital   earnings income (loss)  stock    Investment
------------------------------------------------------------------------------------------------------------------------
Beginning balance                                       135,364  186,551   584,515     -21,963    -21,469      862,998
------------------------------------------------------------------------------------------------------------------------
Loss on disposal of treasury stock                                  -101                                          -101
Dividends declared and approved                                            -16,178                             -16,178
Comprehensive income (loss)
   Net income                                                               97,057                              97,057
   Net unrealized holding gains on available-for-sale
     securities                                                                          4,137                   4,137
   Pension liability adjustments                                                         7,009                   7,009
   Net unrealized gains on derivative instruments                                           40                      40
   Cumulative translation adjustments                                                   14,876                  14,876
                                                                                                             -----------
   Total comprehensive income (loss)                                                                           123,119
                                                                                                             -----------
Purchase of treasury stock, net                                                                    -9,593       -9,593
------------------------------------------------------------------------------------------------------------------------
Ending balance                                          135,364  186,450   665,394       4,099    -31,062      960,245
========================================================================================================================


                                      10

5. CONSOLIDATED STATEMENTS OF CASH FLOWS

(Nine months ended December 31, 2006 and 2005 and Year ended March 31, 2006)                             (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                                                        Nine months ended Nine months ended   Year ended
                                                                        December 31, 2006 December 31, 2005 March 31, 2006
--------------------------------------------------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:
   Net income                                                                 83,297            65,867           97,057
   Income from discontinued operations, net of tax                            -5,500            -1,532           -2,035
                                                                        --------------------------------------------------
   Income from continuing operations                                          77,797            64,335           95,022
   Adjustments to reconcile net income to net cash
     provided by operating activities--
       Depreciation and amortization                                          65,280            61,997           84,089
       Equity in earnings of affiliates, net of dividends received            -1,106              -872           -1,431
       Deferred income taxes                                                  -1,540            -4,202           -4,692
       Loss on disposal and sales of tangible fixed assets                     2,775             1,794              920
       Pension and severance costs, less payments                             -1,138             2,220            3,340
     Changes in assets and liabilities--
       Decrease in trade receivables                                           2,332            20,232           13,411
       (Increase) decrease in inventories                                    -30,761               913            3,726
       Increase in finance receivables                                       -15,705           -25,204          -30,029
       Decrease in trade payables                                            -13,571           -31,436           -4,442
       (Decrease) increase in accrued income taxes and
         accrued expenses and other                                           -3,634            -2,745            2,505
     Other, net                                                               -7,181             3,908           11,060
--------------------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                  73,548            90,940          173,479
--------------------------------------------------------------------------------------------------------------------------
II.  Cash Flows from Investing Activities:
     Proceeds from sales of property, plant and equipment                        404               331            3,085
     Expenditures for tangible fixed assets                                  -56,760           -79,263         -101,788
     Payments for purchases of available-for-sale securities                 -73,155          -114,519         -138,607
     Proceeds from sales of available-for-sale securities                     72,205           117,417          141,620
     (Increase) decrease in time deposits, net                                    26              -331             -136
     Proceeds from sales of discontinued operation                            12,000                --               --
     Other, net                                                              -15,330           -14,882          -24,225
--------------------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                                     -60,610           -91,247         -120,051
--------------------------------------------------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:
     Proceeds from long-term indebtedness                                     54,782            61,160           63,751
     Repayment of long-term indebtedness                                     -25,958           -67,833          -93,752
     Increase in short-term borrowings, net                                    7,064            43,887           39,618
     Proceeds from issuance of long-term debt securities                      65,274                --           10,000
     Repayment of long-term debt securities                                  -18,000           -52,000          -52,000
     Dividend paid                                                           -18,256           -16,178          -16,178
     Payment for purchase of treasury stock                                     -593              -487          -10,653
     Other, net                                                                 -638              -612             -775
--------------------------------------------------------------------------------------------------------------------------
   Net cash provided by (used in) financing activities                        63,675           -32,063          -59,989
--------------------------------------------------------------------------------------------------------------------------
IV. Net Increase in Cash and Cash Equivalents from discontinued operations       825             2,579            3,376
--------------------------------------------------------------------------------------------------------------------------
V. Effect of Exchange Rate Changes on Cash and Cash Equivalents                4,868            -2,226            3,383
--------------------------------------------------------------------------------------------------------------------------
VI. Net Increase (Decrease) in Cash and Cash Equivalents                      82,306           -32,017              198
--------------------------------------------------------------------------------------------------------------------------
VII. Cash and Cash Equivalents at Beginning of Year                          187,055           186,857          186,857
--------------------------------------------------------------------------------------------------------------------------
VIII. Cash and Cash Equivalents at End of Period                             269,361           154,840          187,055
--------------------------------------------------------------------------------------------------------------------------

Note:

* As a result of the sale of a business, the operating results from the discontinued operations have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

                                      11

6. SEGMENT INFORMATION

(1) Industry Segment Information

(Three months ended December 31, 2006 and 2005)                                               (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                             Three months ended Three months ended
                                                             December 31, 2006  December 31, 2005  Change   %
---------------------------------------------------------------------------------------------------------------
OFFICE SOLUTIONS:
 Net sales:
   Unaffiliated customers                                         435,315            407,986       27,329   6.7
   Intersegment                                                        --                 --           --
   Total                                                          435,315            407,986       27,329   6.7
---------------------------------------------------------------------------------------------------------------
 Operating expenses                                               373,589            356,613       16,976   4.8
---------------------------------------------------------------------------------------------------------------
 Operating income                                                  61,726             51,373       10,353  20.2
     Operating income on sales in Office Solutions (%)               14.2               12.6
---------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
 Net sales:
   Unaffiliated customers                                          30,570             29,715          855   2.9
   Intersegment                                                     1,313                658          655  99.5
   Total                                                           31,883             30,373        1,510   5.0
---------------------------------------------------------------------------------------------------------------
 Operating expenses                                                31,262             31,074          188   0.6
---------------------------------------------------------------------------------------------------------------
 Operating income                                                     621               -701        1,322    --
     Operating income on sales in Industrial Products (%)             1.9               -2.3
---------------------------------------------------------------------------------------------------------------
OTHER:
 Net sales:
   Unaffiliated customers                                          39,827             36,778        3,049   8.3
   Intersegment                                                        --                 --           --
   Total                                                           39,827             36,778        3,049   8.3
---------------------------------------------------------------------------------------------------------------
 Operating expenses                                                39,570             34,983        4,587  13.1
---------------------------------------------------------------------------------------------------------------
 Operating income                                                     257              1,795       -1,538 -85.7
     Operating income on sales in Other (%)                           0.6                4.9
---------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
 Net sales:
   Intersegment                                                    -1,313               -658         -655
   Total                                                           -1,313               -658         -655    --
---------------------------------------------------------------------------------------------------------------
 Operating expenses:
   Intersegment                                                    -1,268               -662         -606    --
   Corporate                                                       13,907             16,072       -2,165    --
   Total                                                           12,639             15,410       -2,771    --
---------------------------------------------------------------------------------------------------------------
 Operating income                                                 -13,952            -16,068        2,116    --
---------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
 Net sales:
   Unaffiliated customers                                         505,712            474,479       31,233   6.6
   Intersegment                                                        --                 --           --
   Total                                                          505,712            474,479       31,233   6.6
---------------------------------------------------------------------------------------------------------------
 Operating expenses                                               457,060            438,080       18,980   4.3
---------------------------------------------------------------------------------------------------------------
 Operating income                                                  48,652             36,399       12,253  33.7
     Operating income on consolidated net sales (%)                   9.6                7.7
---------------------------------------------------------------------------------------------------------------

Note:

* As a result of the sale of a business, the operating results from the discontinued operations have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

                                      12

(Nine months ended December 31, 2006 and 2005and Year ended March 31, 2006)                               (Millions of yen)
---------------------------------------------------------------------------------------------------------------------------
                                                             Nine months ended Nine months ended               Year ended
                                                             December 31, 2006 December 31, 2005 Change  %   March 31, 2006
---------------------------------------------------------------------------------------------------------------------------
OFFICE SOLUTIONS:
 Net sales:
   Unaffiliated customers                                        1,273,405         1,194,267     79,138  6.6   1,637,228
   Intersegment                                                         --                --         --               --
   Total                                                         1,273,405         1,194,267     79,138  6.6   1,637,228
---------------------------------------------------------------------------------------------------------------------------
 Operating expenses                                              1,112,909         1,052,462     60,447  5.7   1,434,279
---------------------------------------------------------------------------------------------------------------------------
 Operating income                                                  160,496           141,805     18,691 13.2     202,949
     Operating income on sales in Office Solutions (%)                12.6              11.9                        12.4
---------------------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
 Net sales:
   Unaffiliated customers                                           98,826            88,174     10,652 12.1     120,636
   Intersegment                                                      3,638             1,902      1,736 91.3       2,564
   Total                                                           102,464            90,076     12,388 13.8     123,200
---------------------------------------------------------------------------------------------------------------------------
 Operating expenses                                                100,949            90,948     10,001 11.0     124,108
---------------------------------------------------------------------------------------------------------------------------
 Operating income                                                    1,515              -872      2,387   --        -908
     Operating income on sales in Industrial Products (%)              1.5              -1.0                        -0.7
---------------------------------------------------------------------------------------------------------------------------
OTHER:
 Net sales:
   Unaffiliated customers                                          120,403           111,907      8,496  7.6     151,374
   Intersegment                                                         --                --         --               --
   Total                                                           120,403           111,907      8,496  7.6     151,374
---------------------------------------------------------------------------------------------------------------------------
 Operating expenses                                                118,248           109,879      8,369  7.6     148,692
---------------------------------------------------------------------------------------------------------------------------
 Operating income                                                    2,155             2,028        127  6.3       2,682
     Operating income on sales in Other (%)                            1.8               1.8                         1.8
---------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
 Net sales:
   Intersegment                                                     -3,638            -1,902     -1,736   --      -2,564
   Total                                                            -3,638            -1,902     -1,736   --      -2,564
---------------------------------------------------------------------------------------------------------------------------
 Operating expenses:
   Intersegment                                                     -3,638            -1,941     -1,697   --      -2,594
   Corporate                                                        42,351            41,589        762   --      56,169
   Total                                                            38,713            39,648       -935   --      53,575
---------------------------------------------------------------------------------------------------------------------------
 Operating income                                                  -42,351           -41,550       -801   --     -56,139
---------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
 Net sales:
   Unaffiliated customers                                        1,492,634         1,394,348     98,286  7.0   1,909,238
   Intersegment                                                         --                --         --               --
   Total                                                         1,492,634         1,394,348     98,286  7.0   1,909,238
---------------------------------------------------------------------------------------------------------------------------
 Operating expenses                                              1,370,819         1,292,937     77,882  6.0   1,760,654
---------------------------------------------------------------------------------------------------------------------------
 Operating income                                                  121,815           101,411     20,404 20.1     148,584
     Operating income on consolidated net sales (%)                    8.2               7.3                         7.8
---------------------------------------------------------------------------------------------------------------------------

Note:

* As a result of the sale of a business, the operating results from the discontinued operations have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".


                                      13

(2)Geographic Segment Information

(Three months ended December 31, 2006 and 2005)                                     (Millions of yen)
-----------------------------------------------------------------------------------------------------
                                                  Three months ended Three months ended
                                                  December 31, 2006  December 31, 2005  Change    %
-----------------------------------------------------------------------------------------------------
JAPAN:
 Net sales:
   External customers                                   243,239            235,852        7,387   3.1
   Intersegment                                         132,630            104,330       28,300  27.1
   Total                                                375,869            340,182       35,687  10.5
-----------------------------------------------------------------------------------------------------
 Operating expenses                                     342,864            313,356       29,508   9.4
-----------------------------------------------------------------------------------------------------
 Operating income                                        33,005             26,826        6,179  23.0
   Operating income on sales in Japan(%)                    8.8                7.9
-----------------------------------------------------------------------------------------------------
THE AMERICAS:
 Net sales:
   External customers                                   105,618             98,122        7,496   7.6
   Intersegment                                             795              5,405       -4,610 -85.3
   Total                                                106,413            103,527        2,886   2.8
-----------------------------------------------------------------------------------------------------
 Operating expenses                                     102,834            101,728        1,106   1.1
-----------------------------------------------------------------------------------------------------
 Operating income                                         3,579              1,799        1,780  98.9
   Operating income on sales in the Americas(%)             3.4                1.7
-----------------------------------------------------------------------------------------------------
EUROPE:
 Net sales:
   External customers                                   130,042            116,178       13,864  11.9
   Intersegment                                           1,366                869          497  57.2
   Total                                                131,408            117,047       14,361  12.3
-----------------------------------------------------------------------------------------------------
 Operating expenses                                     122,581            112,612        9,969   8.9
-----------------------------------------------------------------------------------------------------
 Operating income                                         8,827              4,435        4,392  99.0
   Operating income on sales in Europe(%)                   6.7                3.8
-----------------------------------------------------------------------------------------------------
OTHER:
 Net sales:
   External customers                                    26,813             24,327        2,486  10.2
   Intersegment                                          42,843             25,335       17,508  69.1
   Total                                                 69,656             49,662       19,994  40.3
-----------------------------------------------------------------------------------------------------
 Operating expenses                                      64,700             46,029       18,671  40.6
-----------------------------------------------------------------------------------------------------
 Operating income                                         4,956              3,633        1,323  36.4
   Operating income on sales in Other(%)                    7.1                7.3
-----------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
 Net sales:
   Intersegment                                        -177,634           -135,939      -41,695    --
   Total                                               -177,634           -135,939      -41,695    --
-----------------------------------------------------------------------------------------------------
 Operating expenses                                    -175,919           -135,645      -40,274    --
-----------------------------------------------------------------------------------------------------
 Operating income                                        -1,715               -294       -1,421    --
-----------------------------------------------------------------------------------------------------
CONSOLIDATED:
 Net sales:
   External customers                                   505,712            474,479       31,233   6.6
   Intersegment                                              --                 --           --
   Total                                                505,712            474,479       31,233   6.6
-----------------------------------------------------------------------------------------------------
 Operating expenses                                     457,060            438,080       18,980   4.3
-----------------------------------------------------------------------------------------------------
 Operating income                                        48,652             36,399       12,253  33.7
   Operating income on consolidated net sales(%)            9.6                7.7
-----------------------------------------------------------------------------------------------------

Note:

* As a result of the sale of a business, the operating results from the discontinued operations have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

                                      14

(Nine months ended December 31, 2006 and 2005 and Year ended March 31, 2006)                                 (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                                             Nine months ended Nine months ended                  Year ended
                                                             December 31, 2006 December 31, 2005  Change    %   March 31, 2006
------------------------------------------------------------------------------------------------------------------------------
      JAPAN:
       Net sales:
         External customers                                        747,668           728,319       19,349   2.7     992,945
         Intersegment                                              378,662           308,643       70,019  22.7     413,087
         Total                                                   1,126,330         1,036,962       89,368   8.6   1,406,032
------------------------------------------------------------------------------------------------------------------------------
       Operating expenses                                        1,041,717           964,781       76,936   8.0   1,310,233
------------------------------------------------------------------------------------------------------------------------------
       Operating income                                             84,613            72,181       12,432  17.2      95,799
         Operating income on sales in Japan(%)                         7.5               7.0                            6.8
------------------------------------------------------------------------------------------------------------------------------
      THE AMERICAS:
       Net sales:
         External customers                                        309,178           280,441       28,737  10.2     385,746
         Intersegment                                                2,526             7,158       -4,632 -64.7       7,630
         Total                                                     311,704           287,599       24,105   8.4     393,376
------------------------------------------------------------------------------------------------------------------------------
       Operating expenses                                          299,175           279,335       19,840   7.1     378,108
------------------------------------------------------------------------------------------------------------------------------
       Operating income                                             12,529             8,264        4,265  51.6      15,268
        Operating income on sales in the Americas(%)                   4.0               2.9                            3.9
------------------------------------------------------------------------------------------------------------------------------
      EUROPE:
       Net sales:
         External customers                                        356,865           315,747       41,118  13.0     434,304
         Intersegment                                                3,106             3,315         -209  -6.3       4,449
         Total                                                     359,971           319,062       40,909  12.8     438,753
------------------------------------------------------------------------------------------------------------------------------
       Operating expenses                                          341,558           304,660       36,898  12.1     417,341
------------------------------------------------------------------------------------------------------------------------------
       Operating income                                             18,413            14,402        4,011  27.9      21,412
         Operating income on sales in Europe(%)                        5.1               4.5                            4.9
------------------------------------------------------------------------------------------------------------------------------
      OTHER:
       Net sales:
         External customers                                         78,923            69,841        9,082  13.0      96,243
         Intersegment                                              115,245            73,354       41,891  57.1     104,045
         Total                                                     194,168           143,195       50,973  35.6     200,288
------------------------------------------------------------------------------------------------------------------------------
       Operating expenses                                          180,387           132,963       47,424  35.7     185,283
------------------------------------------------------------------------------------------------------------------------------
       Operating income                                             13,781            10,232        3,549  34.7      15,005
         Operating income on sales in Other(%)                         7.1               7.1                            7.5
------------------------------------------------------------------------------------------------------------------------------
      CORPORATE AND ELIMINATIONS:
       Net sales:
         Intersegment                                             -499,539          -392,470     -107,069    --    -529,211
         Total                                                    -499,539          -392,470     -107,069    --    -529,211
------------------------------------------------------------------------------------------------------------------------------
       Operating expenses                                         -492,018          -388,802     -103,216    --    -530,311
------------------------------------------------------------------------------------------------------------------------------
       Operating income                                             -7,521            -3,668       -3,853    --       1,100
------------------------------------------------------------------------------------------------------------------------------
      CONSOLIDATED:
       Net sales:
         External customers                                      1,492,634         1,394,348       98,286   7.0   1,909,238
         Intersegment                                                   --                --           --                --
         Total                                                   1,492,634         1,394,348       98,286   7.0   1,909,238
------------------------------------------------------------------------------------------------------------------------------
       Operating expenses                                        1,370,819         1,292,937       77,882   6.0   1,760,654
------------------------------------------------------------------------------------------------------------------------------
       Operating income                                            121,815           101,411       20,404  20.1     148,584
       Operating income on consolidated net sales(%)                   8.2               7.3                            7.8
------------------------------------------------------------------------------------------------------------------------------

Note:

* As a result of the sale of a business, the operating results from the discontinued operations have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

                                      15

-APPENDIX- (THIRD QUARTER ENDED DECEMBER 31, 2006)

1. CONSOLIDATED QUARTERLY PERFORMANCE OUTLINE

Fiscal 2007                                                                                     (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                         1Q     Change(%)    2Q     Change(%)    3Q     Change(%)
-----------------------------------------------------------------------------------------------------------------
Net sales                                               484,576    7.3      502,346    7.2      505,712    6.6
Gross profit                                            202,565    4.7      205,351    6.8      219,368    9.6
Operating income                                         40,647   11.7       32,516   13.6       48,652   33.7
Income from continuing operations before income taxes    38,704    4.0       35,564   17.3       48,791   28.3
Net income                                               29,125   22.8       22,920   19.7       31,252   35.9
-----------------------------------------------------------------------------------------------------------------
Net income per share (yen)                                39.92     --        31.43     --        42.83     --
Net income per share-diluted (yen)                           --     --           --     --        42.66     --
-----------------------------------------------------------------------------------------------------------------
Total assets                                          2,055,138     --    2,097,763     --    2,205,546     --
Shareholders' equity                                    980,225     --    1,008,412     --    1,036,129     --
-----------------------------------------------------------------------------------------------------------------
Shareholders' equity per share (yen)                   1,343.70     --     1,382.14     --     1,420.31     --
-----------------------------------------------------------------------------------------------------------------

Fiscal 2006                                                                                      (Millions of yen)
------------------------------------------------------------------------------------------------------------------
                                      1Q     Change(%)    2Q     Change(%)    3Q     Change(%)    4Q     Change(%)
------------------------------------------------------------------------------------------------------------------
Net sales                            451,465    3.8      468,404    7.0      474,479    7.3      514,890    4.6
Gross profit                         193,517    3.0      192,209   10.9      200,167    4.8      209,107    6.1
Operating income                      36,389   -5.0       28,623   66.3       36,399   -3.7       47,173   24.7
Income from continuing operations
  before income taxes                 37,198   -7.5       30,311   72.4       38,020   12.6       47,237   19.8
Net income                            23,723   -4.7       19,144   75.2       23,000    3.5       31,190   24.3
------------------------------------------------------------------------------------------------------------------
Net income per share (yen)             32.32     --        26.08     --        31.34     --        42.59     --
Net income per share-diluted (yen)        --     --           --     --           --     --           --     --
------------------------------------------------------------------------------------------------------------------
Total assets                       1,899,986     --    1,948,587     --    1,990,802     --    2,041,183     --
Shareholders' equity                 879,665     --      905,674     --      929,508     --      960,245     --
------------------------------------------------------------------------------------------------------------------
Shareholders' equity per share
  (yen)                             1,198.48     --     1,233.08     --     1,265.83     --     1,316.21     --
------------------------------------------------------------------------------------------------------------------

Note:

* Fiscal year refers to Ricoh's fiscal year ended March 31.

* As a result of the sale of a business, the operating results and cash flows from the discontinued operations have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

* Ricoh has no dilutive securities outstanding in fiscal 2006 and in the first half of fiscal 2007, and there is no difference between bases and diluted net income per share. Therefore net income per share-diluted except for third quarter of fiscal 2007 are omitted.

                                      A1

2. CONSOLIDATED SALES BY PRODUCT CATEGORY

(Three months ended December 31, 2006 and 2005)                                                              (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                                Three months ended Three months ended                   Change excluding
                                                December 31, 2006  December 31, 2005    Change      %   exchange impact    %
------------------------------------------------------------------------------------------------------------------------------
   [Office Solutions]
    Imaging Solutions                                   394,391            367,207         27,184   7.4      15,753        4.3
      Percentage of net sales (%)                          78.0               77.4
        Domestic                                        147,470            143,304          4,166   2.9       4,166        2.9
        Overseas                                        246,921            223,903         23,018  10.3      11,587        5.2
    Network System Solutions                             40,924             40,779            145   0.4         -26       -0.1
      Percentage of net sales (%)                           8.1                8.6
        Domestic                                         38,681             38,396            285   0.7         285        0.7
        Overseas                                          2,243              2,383           -140  -5.9        -311      -13.1
   Office Solutions Total                               435,315            407,986         27,329   6.7      15,727        3.9
      Percentage of net sales (%)                          86.1               86.0
    Domestic                                            186,151            181,700          4,451   2.4       4,451        2.4
    Overseas                                            249,164            226,286         22,878  10.1      11,276        5.0
        The Americas                                    102,116             93,969          8,147   8.7       7,526        8.0
        Europe                                          122,756            109,300         13,456  12.3       3,478        3.2
        Other                                            24,292             23,017          1,275   5.5         272        1.2
------------------------------------------------------------------------------------------------------------------------------
   [Industrial Products]
   Industrial Products                                   30,570             29,715            855   2.9         527        1.8
      Percentage of net sales (%)                           6.0                6.3
    Domestic                                             17,487             17,662           -175  -1.0        -175       -1.0
    Overseas                                             13,083             12,053          1,030   8.5         702        5.8
        The Americas                                      3,137              3,921           -784 -20.0        -704      -18.0
        Europe                                            4,650              4,073            577  14.2         236        5.8
        Other                                             5,296              4,059          1,237  30.5       1,170       28.8
------------------------------------------------------------------------------------------------------------------------------
   [Other]
   Other                                                 39,827             36,778          3,049   8.3       2,824        7.7
      Percentage of net sales (%)                           7.9                7.7
    Domestic                                             33,179             30,232          2,947   9.7       2,947        9.7
    Overseas                                              6,648              6,546            102   1.6        -123       -1.9
        The Americas                                        532                286            246  86.0         241       84.3
        Europe                                            2,392              1,736            656  37.8         466       26.8
        Other                                             3,724              4,524           -800 -17.7        -830      -18.3
------------------------------------------------------------------------------------------------------------------------------
   Grand Total                                          505,712            474,479         31,233   6.6      19,078        4.0
      Percentage of net sales (%)                         100.0              100.0
    Domestic                                            236,817            229,594          7,223   3.1       7,223        3.1
      Percentage of net sales (%)                          46.8               48.4
    Overseas                                            268,895            244,885         24,010   9.8      11,855        4.8
      Percentage of net sales (%)                          53.2               51.6
        The Americas                                    105,785             98,176          7,609   7.8       7,063        7.2
          Percentage of net sales (%)                      20.9               20.7
        Europe                                          129,798            115,109         14,689  12.8       4,180        3.6
          Percentage of net sales (%)                      25.7               24.3
        Other                                            33,312             31,600          1,712   5.4         612        1.9
          Percentage of net sales (%)                       6.6                6.6
                   Reference: Exchange rate
                        US$ 1                         Yen 117.82        Yen 117.24      Yen  0.58
                       EURO 1                         Yen 151.92        Yen 139.41      Yen 12.51

Notes:

* As a result of the sale of a business, the operating results and cash flows from the discontinued operations have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".
* Each category includes the following product line:

Imaging Solutions        Digital PPCs, color PPCs, digital duplicators, facsimile machines, analog PPCs, diazo copiers, scanners, MFPs(multifunctional printers), laser printers and software
Network System Solutions Personal computers, PC servers, network systems and network related software
Industrial Products      Thermal media, optical equipments, semiconductors, electronic component and measuring equipments
Other                    Optical discs and digital camera


                                      A2

(Nine months ended December 31, 2006 and 2005 and Year ended March 31, 2006)                         (Millions of yen)
----------------------------------------------------------------------------------------------------------------------
                                         Nine months    Nine months                      Change               Year
                                            ended          ended                        excluding             ended
                                         December 31,   December 31,                    exchange            March 31,
                                             2006           2005        Change      %    impact     %         2006
----------------------------------------------------------------------------------------------------------------------
[Office Solutions]
 Imaging Solutions                           1,138,017      1,060,337      77,680   7.3  38,884     3.7      1,446,635
   Percentage of net sales (%)                    76.2           76.0                                             75.8
     Domestic                                  441,862        432,545       9,317   2.2   9,317     2.2        585,363
     Overseas                                  696,155        627,792      68,363  10.9  29,567     4.7        861,272
 Network System Solutions                      135,388        133,930       1,458   1.1     916     0.7        190,593
   Percentage of net sales (%)                     9.1            9.7                                             10.0
     Domestic                                  128,328        127,380         948   0.7     948     0.7        181,149
     Overseas                                    7,060          6,550         510   7.8     -32    -0.5          9,444
Office Solutions Total                       1,273,405      1,194,267      79,138   6.6  39,800     3.3      1,637,228
   Percentage of net sales (%)                    85.3           85.7                                             85.8
 Domestic                                      570,190        559,925      10,265   1.8  10,265     1.8        766,512
 Overseas                                      703,215        634,342      68,873  10.9  29,535     4.7        870,716
     The Americas                              293,046        268,342      24,704   9.2  14,187     5.3        368,184
     Europe                                    336,929        300,364      36,565  12.2  11,535     3.8        412,550
     Other                                      73,240         65,636       7,604  11.6   3,813     5.8         89,982
----------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                             98,826         88,174      10,652  12.1   8,937    10.1        120,636
   Percentage of net sales (%)                     6.6            6.3                                              6.3
 Domestic                                       55,984         53,740       2,244   4.2   2,244     4.2         72,379
 Overseas                                       42,842         34,434       8,408  24.4   6,693    19.4         48,257
     The Americas                               15,228         12,142       3,086  25.4   2,540    20.9         17,391
     Europe                                     14,031         11,546       2,485  21.5   1,559    13.5         16,049
     Other                                      13,583         10,746       2,837  26.4   2,594    24.1         14,817
----------------------------------------------------------------------------------------------------------------------
[Other]
Other                                          120,403        111,907       8,496   7.6   7,762     6.9        151,374
   Percentage of net sales (%)                     8.1            8.0                                              7.9
 Domestic                                      103,134         93,695       9,439  10.1   9,439    10.1        127,333
 Overseas                                       17,269         18,212        -943  -5.2  -1,677    -9.2         24,041
     The Americas                                1,095          1,607        -512 -31.9    -545   -33.9          1,837
     Europe                                      5,342          4,598         744  16.2     350     7.6          6,201
     Other                                      10,832         12,007      -1,175  -9.8  -1,482   -12.3         16,003
----------------------------------------------------------------------------------------------------------------------
Grand Total                                  1,492,634      1,394,348      98,286   7.0  56,499     4.1      1,909,238
   Percentage of net sales (%)                   100.0          100.0                                            100.0
 Domestic                                      729,308        707,360      21,948   3.1  21,948     3.1        966,224
   Percentage of net sales (%)                    48.9           50.7                                             50.6
 Overseas                                      763,326        686,988      76,338  11.1  34,551     5.0        943,014
   Percentage of net sales (%)                    51.1           49.3                                             49.4
     The Americas                              309,369        282,091      27,278   9.7  16,182     5.7        387,412
       Percentage of net sales (%)                20.7           20.2                                             20.3
     Europe                                    356,302        316,508      39,794  12.6  13,444     4.2        434,800
       Percentage of net sales (%)                23.9           22.7                                             22.8
     Other                                      97,655         88,389       9,266  10.5   4,925     5.6        120,802
       Percentage of net sales (%)                 6.5            6.4                                              6.3
----------------------------------------------------------------------------------------------------------------------
              Reference: Exchange rate
                   US$ 1                  Yen   116.21   Yen   112.04   Yen  4.17                         Yen   113.26
                  EURO 1                  Yen   147.97   Yen   136.92   Yen 11.05                         Yen   137.86

Notes:

* As a result of the sale of a business, the operating results and cash flows from the discontinued operations have been reclassified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

* Each category includes the following product line:

Imaging Solutions        Digital PPCs, color PPCs, digital duplicators, facsimile machines, analog PPCs, diazo copiers, scanners, MFPs(multifunctional printers), laser printers and software
Network System Solutions Personal computers, PC servers, network systems and network related software
Industrial Products      Thermal media, optical equipments, semiconductors, electronic component and measuring equipments
Other                    Optical discs and digital camera

                                      A3

3. FORECAST OF CONSOLIDATED PERFORMANCE

                                                                                                          (Billions of yen)
---------------------------------------------------------------------------------------------------------------------------
                           Half year ended        Three months ended        Three months ending         Year ending
                           Sept. 30, 2006  Change   Dec. 31, 2006    Change    Mar. 31, 2007    Change Mar. 31, 2007 Change
                               Results       %         Results         %         Forecast         %      Forecast      %
---------------------------------------------------------------------------------------------------------------------------
Net sales                       986.9        7.3         505.7         6.6         574.3         11.6     2,067.0      8.3
Gross profit                    407.9        5.8         219.3         9.6         231.0         10.5       858.3      8.0
Operating income                 73.1       12.5          48.6        33.7          50.1          6.4       172.0     15.8
Income from continuing
  operations before
  income taxes                   74.2       10.0          48.7        28.3          46.9         -0.6       170.0     11.3
Net income                       52.0       21.4          31.2        35.9          24.2        -22.4       107.5     10.8
---------------------------------------------------------------------------------------------------------------------------
Net income per share (yen)      71.35         --         42.83          --         33.18           --      147.36       --
Net income per share-
  diluted (yen)                    --         --         42.66          --         32.19           --      146.20       --
---------------------------------------------------------------------------------------------------------------------------
Capital expenditures             39.1         --          17.6          --          25.1           --        82.0       --
Depreciation for tangible
  fixed assets                   33.7         --          18.2          --          19.9           --        72.0       --
R&D expenditures                 56.5         --          27.9          --          35.5           --       120.0       --
---------------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)        115.40         --        117.82          --        115.00           --      115.91       --
Exchange rate (Yen/EURO)       145.98         --        151.92          --        145.00           --      147.22       --
---------------------------------------------------------------------------------------------------------------------------

4. FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                              (Billions of yen)
-----------------------------------------------------------------------------------------------
                          Three months ending March 31, 2007     Year ending March 31, 2007
-----------------------------------------------------------------------------------------------
                                   Change             Change          Change             Change
                          Forecast   %    Forecast(*)   %    Forecast   %    Forecast(*)   %
-----------------------------------------------------------------------------------------------
[Office Solutions]
 Imaging Solutions         447.4    15.8     445.0     15.2  1,585.4    9.6    1,544.2     6.8
   Domestic                166.1     8.8     166.1      8.8    608.0    3.9      608.0     3.9
   Overseas                281.2    20.5     278.8     19.4    977.4   13.5      936.2     8.7
 Network System Solutions   57.7     1.8      57.6      1.7    193.0    1.3      192.4     1.0
   Domestic                 54.7     1.7      54.7      1.7    183.0    1.0      183.0     1.0
   Overseas                  3.0     3.7       2.9      0.2     10.0    6.5        9.4    -0.3
Office Solutions Total     505.1    14.0     502.6     13.5  1,778.5    8.6    1,736.7     6.1
 Domestic                  220.8     6.9     220.8      6.9    791.0    3.2      791.0     3.2
 Overseas                  284.2    20.3     281.7     19.2    987.4   13.4      945.6     8.6
   The Americas            117.2    17.4     119.3     19.5    410.2   11.4      401.8     9.1
   Europe                  139.9    24.7     135.8     21.0    476.8   15.6      447.6     8.5
   Other                    27.1    11.6      26.6      9.6    100.4   11.6       96.1     6.8
-----------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products         30.6    -5.7      30.6     -5.7    129.4    7.3      127.7     5.9
 Domestic                   18.2    -2.4      18.2     -2.4     74.1    2.5       74.1     2.5
 Overseas                   12.4   -10.3      12.4    -10.3     55.2   14.5       53.5    10.9
   The Americas              3.8   -27.6       3.9    -25.7     19.0    9.4       18.5     6.8
   Europe                    4.4    -2.3       4.3     -4.5     18.4   14.8       17.4     8.4
   Other                     4.2     3.2       4.2      3.2     17.7   20.0       17.5    18.4
-----------------------------------------------------------------------------------------------
[Other]
Other                       38.6    -2.2      38.5     -2.5    159.0    5.0      158.1     4.5
 Domestic                   33.6    -0.1      33.6     -0.1    136.7    7.4      136.7     7.4
 Overseas                    5.0   -14.2       4.9    -15.9     22.2   -7.4       21.4   -10.8
   The Americas              0.3    30.2       0.3     30.2      1.3  -24.1        1.3   -25.9
   Europe                    1.3   -18.9       1.3    -18.9      6.6    7.1        6.2     0.8
   Other                     3.4   -14.9       3.3    -17.4     14.2  -11.1       13.8   -13.6
-----------------------------------------------------------------------------------------------
Grand Total                574.3    11.6     571.7     11.0  2,067.0    8.3    2,022.6     5.9
 Domestic                  272.6     5.3     272.6      5.3  1,002.0    3.7    1,002.0     3.7
 Overseas                  301.6    17.8     299.0     16.8  1,065.0   12.9    1,020.6     8.2
   The Americas            121.3    15.2     123.5     17.3    430.6   11.2      421.7     8.9
   Europe                  145.6    23.1     141.4     19.5    501.9   15.4      471.3     8.4
   Other                    34.7     7.3      34.1      5.4    132.4    9.6      127.4     5.5
-----------------------------------------------------------------------------------------------

* Excluding foreign exchange impact

                                      A4